UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2003
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 24 October, 2003  By Ronald Lea Erratt, Company secretary

ASX & MEDIA RELEASE
24 October, 2003
NOVOGEN LIMITED ANNUAL GENERAL MEETING

Novogen wishes to advise the market that the five resolutions put to the Annual General Meeting today were approved by show of hands.

In summary these resolutions were:

1	To receive and consider the Statement of Financial
Position of the Company as at 30 June 2003 and the Statement of Financial Performance of the Company for the period ended on that date and the Reports of the Directors and Auditors thereon, in accordance with the Corporations Act;

2	To re-elect Philip A Johnston who retired as a
Director of the Company in accordance with the Company's
Constitution;

3 To re-elect Professor Paul J Nestel AO who retired as a
Director of the Company in accordance with the Company's
Constitution;

4	To re-elect Professor Leanna C Read who
retired as a Director of the Company in accordance with the Company's Constitution; and

5	To re-elect Peter B Simpson who retired as a
Director of the Company in accordance with the Company's
Constitution.

The following proxy summary is provided:

Resolution
For
Against
Discretion of holder
1
78 with 16,700,169 shares
1 with 1,000 shares
39 with 340,677 shares
2
77 with 16,729,145 shares
1 with 16,000 shares
41 with 386,247
3
76 with 16,727,515 shares
2 with 16,330 shares
40 with 386,247
4
77 with 16,727,845 shares
1 with 16,000 shares
40 with 386,247
4
77 with 16,722,887 shares
1 with 16,000 shares
40 with 386,247




More information on the Company can be found at www.novogen.com.

ISSUED FOR : NOVOGEN LIMITED
LISTINGS : ASX (CODE NRT), NASDAQ (CODE NVGN).
FOR FURTHER INFORMATION	: RON ERRATT,
COMPANY SECRETARY, NOVOGEN LIMITED TEL +61 2 9878 0088